

Marvin Francois <marvin@onekin.co>

[Private] oneKIN Updates
1 message

Marvin Francois <marvin@onekin.co>   Thu, Feb 2, 2023 at 3:42 AM
Bcc: - live - <live@onekin.co>, Marvin Francois <marvin@onekin.co>

Marie: I really appreciate your engagement and interest to date. Following our discussion over the weekend, I've consolidated some company highlights for you.

UPDATES:

1. **Bringing Innovation to St. Louis**: Since moving to St. Louis last fall, we've been going one-trillion mph. For context, we were among a select number of start-ups to be awarded an Arch Grant, which required my relocation to St. Louis for a year. Since my arrival, I've been banging on doors and building a coalition of tech founders and small businesses eager to see the city turn a corner. I'm now in regular communication with the mayor's office about a $30-40 million oneKIN-led upskilling and hybrid marketplace concept in one of the most disinvested communities. The city is on the cusp of something pretty amazing, and oneKIN is playing its part to move the needle. We will share more on this topic as the details unfold.

2. **Entry into Competitive Accelerator**: As I mentioned, we've been operating aggressively in St. Louis, and are leveraging the city as a tech and innovation anchor for the midwest. Earlier this year we gained entry into Capital Innovators (which has a <2% acceptance rate) alongside only five other startups. Entry into the accelerator comes with a $100K investment (capital and mentorship), and both validates and amplifies our work.

3. **Entry into Mastercard Fintech Accelerator**: Mastercard has developed an accelerator, where it can, in part, incubate companies that may be strong acquisition targets in the future. They are excited about what we are building, and have granted us entry into their Start Path Accelerator for fintech companies. This fundamentally changes the trajectory of our company and expands exit opportunities for prospective investors. You can read more about what this means for the company and our goals.

4. **Strategic Partnership**(s): We have recently expanded our Board of Directors to include the former Executive VP of Mastercard, Dana Lorberg, who used to oversee $25bn in daily global transactions. She's now retired, but remains a senior advisor of Mastercard, and has been an incredible addition to our team. She has helped strengthen our bonds with Mastercard, who services ~50 million merchants across the globe and can serve as a strong distribution partner for our products going forward. Mastercard has also been instrumental in furthering our relationship with the local city government, and can help us expand projects like the one in St. Louis (described above) across the US.

5. **Community at the Core**: While we have been in active communication with traditional investors and early stage VCs, we have been adamant about reserving a portion ($100K-$250K) of our $1.5m raise for friends, families, and our larger oneKIN community. That's why we are testing the waters with our Wefunder campaign. In full disclosure, this means we can accept investment reservations from you and other interested parties. You will then be prompted to confirm your reservation after the Form C is filed in order to finalize your investment.

Appreciate your support advocacy,

Marv



Marvin A. François, CFA
Co-Founder & CEO, oneKIN

m: +1-786-487-0041

w: www.oneKIN.co e: marvin@oneKIN.co



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Unsubscribe | About | Education

   